Via Federal Express and Electronic Submission

June 8, 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail-Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Attention: Gregory S. Belliston

RE: OXIS International, Inc.
Preliminary Schedule 14A
Filed June 5, 2006
File No. 0-08092

Dear Mr. Belliston,

We hereby transmit for filing Amendment No. 1 to our Preliminary Schedule 14A (File No. 0-08092).

In addition, this cover letter is being filed on EDGAR in response to the Staff’s comment letter to us, dated June 7, 2006, in connection with our Preliminary Schedule 14A. Responses to the comment contained in the comment letter follow the text of the comments below.

1. Text of comment: Proposal No. 2, page 13: Please disclose whether you currently have any plans to issue any of the shares that would be authorized through this proposal. If you do, please describe the plans and state how many shares will be issued pursuant to each such plan.

RESPONSE: We do not have any current plans to issue any of the shares that would be authorized through the proposal referred to in the comment. Our Preliminary Schedule 14A has been amended to include a statement consistent with this response, on page 11 of the document. We are providing a marked copy of the amendment for your review.

Please do not hesitate to contact the undersigned at (650) 931-1163 or Rich Scudellari of Morrison & Foerster, LLP at (650) 813-5880 should you have any questions about the contents of this letter or the Preliminary Schedule 14A.

Sincerely,

/s/ Michael D. Centron
                                 Michael D. Centron
                                Vice President & Chief Financial Officer
OXIS International, Inc.

cc:	Rich Scudellari, Morrison & Foerster, LLP